Exhibit 99.1

Quipt Home Medical to Present at Access to Giving Virtual Investor Conference on July 13th

Cincinnatio, Ohio / ACCESSWIRE / July 7th, 2021 / Quipt Home Medical (NASDAQ:QIPT) (TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce it has been invited to present at the Access to Giving Virtual Investor conference, which is being held virtually on July 13th – 15th, 2021. CEO, Greg Crawford will present at the conference.

Access to Giving is a conference themed around investor education and advocacy with 50+ companies presenting, a keynote, three distinctive panels and 1x1 meetings.

Quipt Home Medical is scheduled to present on July 13th at 10:30 a.m. EST. Management will be available for one-on-one meetings to be held throughout the conference. The presentation will be webcast live and available for replay at https://www.webcaster4.com/Webcast/Page/2744/41959.

To receive additional information, request an invitation or to schedule a one-on-one meeting, please email angie.goertz@issuerdirect.com.

Investors can register here.

About Access to Giving

Access to Giving is the first-of-its-kind virtual investor conference and will be held July 13th – 15th, 2021. Companies will have the opportunity to tell their story and conduct 1x1’s with qualified investors for charity. 100% of monies raised through donations for 1x1 meetings will be given to causes that are focused on financial literacy and financial education.

About Issuer Direct Corporation:

Issuer Direct® is an industry-leading communications and compliance company focusing on the needs of corporate issuers. Issuer Direct's principal platform, Platform id.™, empowers users by thoughtfully integrating the most relevant tools, technologies, and services, thus eliminating the complexity associated with producing and distributing financial and business communications. Headquartered in Raleigh, NC, Issuer Direct serves thousands of public and private companies globally. For more information, please visit www.issuerdirect.com.

About Quipt Home Medical:

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com

SOURCE: Quipt Home Medical Corp.